

September 1, 2021

Mitch Gaynor
Chief Administrative and Legal Officer
Marvell Technology, Inc.
1000 N. West Street, Suite 1200
Wilmington, Delaware 19801

      Re: Marvell Technology, Inc.
            Registration Statement on Form S-3
            Filed August 27, 2021
            File No. 333-259141

Dear Mr. Gaynor:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Gregory Herbers at 202-551-8028 with any questions.

              Sincerely,

              Division of Corporation Finance
              Office of Manufacturing

cc: Stewart McDowell